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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MAXIM INTEGRATED PRODUCTS, INC.
 (Exact name of registrant as specified in its charter)

DELAWARE	94-2896096
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

120 SAN GABRIEL DRIVE SUNNYVALE, CALIFORNIA	94086
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Maxim Integrated Products, Inc. (the "Company") is filing this Form 8-A in connection with the transfer of the quotation of its common stock from the National Quotation Bureau "pink sheet" service to the listing of its common stock on the NASDAQ Stock Market LLC, which is expected to become effective on October 8, 2008.

Item 1. Description of Registrant's Securities to be Registered.

The authorized capital stock of the Company consists of 962,000,000 shares, consisting of 960,000,000 shares of common stock having a par value of $.001 per share (the "Common Stock") and 2,000,000 shares of preferred stock having a par value of $.001 per share (the "Preferred Stock").  The following description of our Common Stock and Preferred Stock and certain provisions of the Company's Certificate of Incorporation, as amended (the "Certificate"), and Amended and Restated Bylaws, with all amendments thereto (the "Bylaws"), is a summary and is qualified in its entirety by the provisions of the Certificate and Bylaws.

Common Stock

Holders of Common Stock are entitled to receive dividends if and when declared by the Company's Board of Directors out of funds legally available.  Except as otherwise required by law, the Certificate or the Bylaws, each stockholder has one vote in respect of each share of Common Stock that has been held by such stockholder and registered in such stockholder's name on the books of the Company.  There is cumulative voting with respect to the election of directors, and all matters, except as otherwise provided by law, the Certificate or the Bylaws, are decided by the vote of a majority in voting interest of the stockholders present at a meeting, in person or by proxy, and entitled to vote.  The Company's outstanding shares of Common Stock are validly issued, fully paid, and nonassessable.

In the event of the Company's liquidation or dissolution, holders of the Company's Common Stock are entitled to receive proportionately the Company's net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock that the Company's Board of Directors may designate and issue in the future.  Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.  The rights, preferences, and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of Preferred Stock that the Company's Board of Directors may designate and issue in the future.

Preferred Stock

The Board of Directors of the Company is authorized, subject to limitations prescribed by law, to provide by resolution or resolutions for the issuance of shares of Preferred Stock as a class or in series, and, by filing a certificate of designations setting forth a copy of such resolution or resolutions pursuant to the Delaware General Corporation Law ("DGCL"), to establish from time to time the number of shares to be included in such class or in each such series and to fix the designation, powers, preferences and rights of the shares of the class or of each such series and the qualifications, limitations, and restrictions thereof.

The authority of the Board of Directors with respect to the class or each series includes, but is not limited to, determination of the following: (a) the number of shares constituting any class or series and the unique designation of that class or series; (b) the dividend rate of the shares of the class or of any series, whether dividends will be cumulative and the relative rights of priority, if any of payment of dividends on shares of the class or of that series; (c) whether the class or any series will have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights; (d) whether the class or any series will have conversion privileges and, if so, the terms and conditions of conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines; (e) whether or not the shares of the class or of any series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they will be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption rates; (f) the rights of the shares of the class or of any series in the event of voluntary or involuntary dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of the class or of that series; and (g) any other powers, preferences, rights, qualifications, limitations and restrictions of the class or of that series.

Corporate Governance Matters

Certain provisions of Delaware law and the Company's Certificate and Bylaws could make more difficult the acquisition of the Company by means of a tender offer, proxy contest or otherwise.  The following discussion is a general summary of material provisions of the Company's Certificate and Bylaws, as currently in effect, and certain other regulatory provisions.  Such summary is necessarily general and, any description of provisions contained in the Company's Certificate and Bylaws, as currently in effect, is qualified in its entirety by the Certificate and Bylaws and reference should be made in each case to the document in question.

Amendment to Certificate and Bylaws

Amendments to the Certificate require the approval by a majority vote of the Company's Board of Directors and also by a majority vote of the outstanding shares of the Company's capital stock entitled to vote thereon.  The Bylaws may be amended, repealed or rescinded and any new Bylaws may be adopted, except as otherwise provided in the Bylaws or the Certificate, by affirmative vote of a majority of the Board or by affirmative vote of a majority of the outstanding shares of the Company's voting stock at any annual or special meeting of stockholders, provided that notice of such proposed alteration, amendment, repeal, recession or adoption is given in the notice of such meeting.

Delaware Anti-Takeover Statute

Generally, Section 203 of the DGCL prevents an "interested stockholder" (defined generally as a person owning 15% or more of the outstanding voting stock of a Delaware corporation, such as the Company) from engaging in a "business combination" with a corporation for three years following the date that the person became an interested stockholder in such corporation.  The business combination can be completed, however, if (i) prior to such time the target corporation's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) the buyer acquires at least 85% of the Company's outstanding stock (the 85% requirement excludes shares held by directors who are also officers and certain shares held under employee stock plans), or (iii) the business combination is approved by the target corporation's board of directors and two-thirds of the shares of outstanding stock of the Company (excluding shares held by the interested stockholder).  Section 203 could make it more difficult for a third party to acquire control of the Company.  The Company may exempt itself from the requirements of the statute by adopting an amendment to its Certificate or Bylaws electing not to be governed by this provision.  At the present time, the Board of Directors does not intend to propose any such amendment.

Item 2. Exhibits.

None.

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MAXIM INTEGRATED PRODUCTS, INC.

By: /s/ Bruce Kiddoo

Bruce Kiddoo
Chief Financial Officer

Date: October 6, 2008